VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

December 7, 2017

Re: Boot Barn Holdings, Inc.

Registration Statement on Form S-3 (Registration No. 333-221728)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Boot Barn Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-221728), so that the Registration Statement becomes effective at 10:00 a.m., Eastern Time, on December 12, 2017, or as soon as practicable thereafter.

BOOT BARN HOLDINGS, INC.

By:	/s/ Gregory V. Hackman
Gregory V. Hackman
Chief Financial Officer